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                          April 8, 2022

       Kevin Koch, Ph.D.
       President and Chief Executive Officer
       Edgewise Therapeutics, Inc.
       3415 Colorado Avenue
       Boulder, CO 80303

                                                        Re: Edgewise
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2022
                                                            File No. 333-264083

       Dear Dr. Koch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Knapp, Esq.